

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-Mail
Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
Consol Energy Inc.
1000 Consol Energy Drive
Canonsburg, Pennsylvania 15317

      **Re:    Consol Energy Inc**
               **Registration Statement on Form S-4**
               **Filed August 4, 2011**
               **File No. 333-176045**
               **Form 10-K for the Fiscal Year Ended December 31, 2010**
               **Filed February 10, 2011**
               **Response Letter Dated September 2, 2011**
               **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We remind you of prior comments from our letter dated August 29, 2011.

Annual Report on Form 10-K

Risk Factors

2.  We note your disclosures of risks relating to water use and disposal in your hydraulic fracturing operations on page 57.   If material, please add a new factor to address specifically the operational and financial risks associated with hydraulic fracturing related to the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Note 24 Commitments and Contingent Liabilities, page 161

3.  We note your disclosure regarding the Ryerson dam litigation which indicates that you deposited $20.3 million into escrow as security for the estimated cost of repairing the dam.  Please refer to ASC 450-20-25-2 and clarify if you accrued a liability related to this obligation.

4.  We note your response to prior comment four includes a proposed revised disclosure indicating that the amount of the civil penalty related to the North Appalachia water issues cannot be reasonably estimated.  We further note your related disclosure on page 15 of your 10-Q for quarter ended March 31, 2011 indicating that the civil penalty of $5,500 was previously accrued.  Please clarify the period in which you accrued this liability and modify the related disclosure as necessary.

    In addition, please tell us how you have or how you plan to account for the costs of complying with the Unilateral Orders issued by the WVDEP, including the estimated $200 million to construct the treatment plan and related facilities.  Refer to ASC 410-30-30-10 and 410-30-55-1(f).

5.  We note your response to prior comment five which indicates that the upper end of the estimated loss range is that stated amount of damage sought and that the range of loss is refined as additional information becomes available.  We further note your proposed disclosure in response to prior comment four specifies the aggregate stated amount of claims in excess of amounts accrued.  Please clarify for each material matter identified why you are unable to provide an estimate of the reasonably possible range of loss other than zero to the total amount of the claim, as contemplated by ASC 450-20-50.  As part of your response, please clarify for each material matter identified where no amount of claim is specified why you are unable to develop an estimate of the reasonably possible range of loss.

       You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:     Lewis U. Davis, Jr., Esq.
        Buchanan Ingersoll & Rooney PC